Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

Summit Announces Management Update

Oxford, UK, and Cambridge, MA, US, 24 January 2020 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) today announces that Dr David Roblin has resigned as Chief Operating Officer, Chief Medical Officer and President of R&D, effective 31 January 2020.

“David has been instrumental in establishing our leadership position in new mechanism antibiotic development and launching our Phase 3 clinical trials of ridinilazole for the treatment of C. difficile infection,” said Mr Glyn Edwards, Chief Executive Officer of Summit. “We are grateful to David for building a strong team that will continue to advance Summit’s important work and wish him all the very best in his future endeavours.”

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR). The person responsible for arranging for the release of this announcement on behalf of the Company is Richard Pye, Vice President, Investor Relations and Corporate Affairs.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, Enterobacteriaceae and N. gonorrhoeae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson / Ludovico Lazzaretti

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / George Tzimas, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6552
Erin Anthoine		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Sukaina Virji		summit@consilium-comms.com
Lindsey Neville

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about changes in senior management, the potential benefits and future operation of the BARDA contract, including any potential future payments thereunder, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the

Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the ability of BARDA to terminate our contract for convenience at any time, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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